Exhibit 23.1

Consent of Independent Auditors

The Board of Directors
SSP Solutions, Inc.:

We consent to the incorporation by reference in the registration statement on Form 8-K/A of SSP Solutions, Inc. (formerly known as Litronic Inc.) of our report dated March 6, 2001, except as to note 4(d), which is as of April 2, 2001, and notes 1(a), 7(b) and 8, which are as of June 5, 2001, relating to the consolidated balance sheet of BIZ Interactive Zone, Inc. and subsidiary as of December 31, 2000 and the related consolidated statements of operations, shareholders’ deficiency and cash flows for the period from April 30, 2000 (inception) to December 31, 2000.

/S/ KPMG LLP

Orange County, California
November 6, 2001